SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 05/19

Commercial Start-up - HPP Baixo Iguaçu

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that the first generating unit of the Baixo Iguaçu Hydroelectric Power Plant (two machines with a total installed capacity of 116.7 MW) began its commercial operations on this date, pursuant to Aneel Dispatch 384/2019.

Copel Geração e Transmissão S.A. has a 30% interest in the development (through Consórcio Empreendedor Baixo Iguaçu – CEBI), as illustrated in the following table:

Power Plants	Contract	Installed Capacity (MW)	Assured Power (Average MW)	Energy Sold in the (Average MW)	Price¹ (R$/MWh)	Concession Expires
HPP Baixo Iguaçu 30% Copel GeT 70% Geração Céu Azul S.A	02/2012 of 08.20.2012	350	171.3	121.0	176.43	10.30.2049[2]

¹ Adjusted by the IPCA up to Dec/2018. Font: CCEE.
[2] According to 2nd Amendment to the Concession Agreement, which included 756 days waiver of responsibility and Aneel Dispatch No. 3770 of November 7, 2017, which included more 46 days waiver of responsibility .

The development is located at Rio Iguaçu, in the southwest region of the State of Paraná, between the municipalities of Capanema and Capitão Leônidas Marques. Its reservoir area will also cover the municipalities of Planalto, Realeza and Nova Prata do Iguaçu.

Curitiba, February 8, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For additional information, please contact our Investor Relations team:

ri@copel.com or (+55 41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date February 8, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.